Exhibit 4.44

7 September 2007

Mr NJ Holland

9 Southbend Avenue

Northcliff

2195

Dear Mr Holland

LETTER OF APPOINTMENT

Gold Fields Ghana Holdings (BVI) Limited (“the Company”) is pleased to offer you a position on the following terms and conditions:

1.	RECORDAL

1.1.	You have been employed by GFL Mining Services Limited (“the South African Employer”), which company is a wholly owned subsidiary of Gold Fields Limited (“GFL”), since 1 March 1998. The terms of this employment are set out in your agreement with the South African employer. Prior to this date you were employed by the Gencor Group.

1.2.	Due to the international operations of the Gold Fields Group (the “Group”), you will from time to time be required to render services for the benefit of the offshore subsidiaries in the Gold Fields Group outside of South Africa. You have previously been employed by certain Group companies.

1.3.	With effect from 1 March 2007, you have therefore been appointed as the Chairman of the Company, which will be your offshore employer for purposes of this letter. The Company and any other offshore employer in the Group by which you are employed will collectively be referred to as the “Offshore Companies”.

1.4.	In terms of an agreement between the South African Employer and the Offshore Companies, it has been agreed that you will be entitled to provide services to the Company for the number of days set out in Annexure A over the period set out in Annexure A. Annexure A shall be amended effective 1 January each year to set out the number of days that you will provide services to the Company in the following twelve month period.

1.5.	For the time that you render services for the benefit of the Offshore Companies, it has been arranged with the South African Employer that it will release you from devoting the whole of your time and attention to managing the business and affairs of GFL and your South African employer and make some of your time available to render services for the benefit of the Offshore Companies.

1.6.	The Parties hereby wish to record the employment terms that were verbally agreed upon by them during February 2007. These terms are recorded below and are effective, as agreed from 1 March 2007.

2.	DUTIES

2.1.	You shall in terms of this agreement be required to render services for the benefit of the Company.

2.2.	Subject to clause 1 above, you shall, during the time you are rendering services to the Company, devote the whole of your time and attention, other than de minimis amounts of time devoted by you to the management of your personal affairs or to engaging in charitable or community services, during the Company’s ordinary business hours, and such reasonable amount of additional time as may be necessary, having regard to the exigencies of business from time to time, to managing the business and affairs of the Company and its subsidiaries.

2.3.	You shall not, during your employment by the Company, be engaged either directly or indirectly, and whether as principal, agent, shareholder, or in any other manner whatsoever, in any other form of business without the previous written consent of the Board of the Company (“the Board”).

2.4.	You shall comply with the directions of the Board and carry out such functions and duties as are from time to time assigned to you and are consistent with your office and use your utmost endeavours to protect and promote the business and interests of the Group and to preserve its reputation and goodwill.

2.5.	You shall not, during your employment by the Company or thereafter, regardless of the reason for termination of your employment, use for your own benefit or for the benefit of any other person or divulge or communicate to any person or persons, except to those officials of the Group whose province it is to know the same, any of the Group’s secrets or any other confidential information which you may receive or obtain in relation to the Group’s affairs or those of their customers, associates and suppliers.

2.6.	You may be required to take up office with other companies and bodies which you will be required to serve diligently, with any fees or other remuneration receivable by you in such capacity as a nominee of the Group required to be paid to the appropriate Group company, unless otherwise agreed by the Board.

2.7.	You shall undertake such reasonable and necessary travel as may be required for purposes of carrying out your duties, it being recorded that the Company may from time to time require your spouse to accompany you when you are obliged to conduct business away from your normal place of work.

2.8.	You shall submit to the Board, or to any person nominated by it, such information and reports as may be required of you in connection with the performance of your duties and the business of the Group.

2.9.	You shall generally discharge the fiduciary duties incumbent upon you in your aforesaid position and which may in law be applicable after you vacate that position.

2.10.	You shall, given the international nature of the Group, make yourself available at all times to attend to the business of the Group.

3.	REMUNERATION AND OTHER BENEFITS

3.1.	As remuneration for your services, the Company will pay you an annual total cost to company Remuneration Package as set out in Annexure A (the “Remuneration Package”), one twelfth of which shall be paid each month (“monthly Remuneration Package”). The Company, where required, shall deduct tax and other lawful deductions.

3.2.	Your Remuneration Package will consist of a mix of cash and benefits as agreed to between you and the Company in advance. The monthly cash amount shall be paid directly into your bank accounts (not exceeding two), that you may nominate from time to time, and monthly in arrears on or before the last day of each month.

3.3.	Your Remuneration Package is subject to annual review (but not reduction) on or before 1 January of each year by the Compensation Committee appointed by the Board of GFL (“the Compensation Committee”).

3.4.	The benefit portion of your Remuneration Package will accrue as determined by the provisions and policies applicable to the benefits elected by you from time to time.

3.5.	You shall be entitled to participate in the annual GF Bonus Incentive Scheme, subject to the rules applicable thereto from time to time. In respect of each financial year, you shall be eligible to earn a bonus from the Company that equates to 50% (fifty percent) of your Remuneration Package in effect at the end of the applicable financial year, provided applicable performance or other targets approved by the Board for that financial year are achieved. These targets will generally be adopted, after reasonable consultation with you, by no later than 60 (sixty) days following the start of a particular financial year.

3.6.	If the targets contemplated in clause 3.5 above are:

3.6.1.	achieved, you shall be paid a bonus that equates to 50% (fifty per cent) of your Remuneration Package;

3.6.2.	exceeded, you may in addition to the bonus contemplated in clause 3.6.1 above, at the sole and absolute discretion of the Compensation Committee, be paid an additional bonus of up to a further 50% (fifty per cent) of your Remuneration Package; and/or

3.6.3.	not achieved, you may, nonetheless, be paid a bonus at the sole and absolute discretion of the Compensation Committee.

3.7.	Any amount due to you determined in accordance with clause 3.6 will be paid to you within 60 (sixty) days following the end of that financial year, less tax and other lawful deductions.

3.8.	The Company shall refund to you the out-of-pocket expenses incurred by you on behalf of the Company which are substantiated by vouchers and which have been approved by the Company or are incurred in accordance with principles determined by it from time to time.

4.	ANNUAL LEAVE

4.1.	You shall be entitled to a number of working days paid leave (“the Offshore Leave Entitlement”) on full pay in respect of each twelve-month cycle of employment with the Company, as set out in Annexure A, to be taken at such time or times as mutually agreed to by the Board and in accordance with the Group’s leave policy applicable from time to time.

4.2.	The Offshore Leave Entitlement shall be reviewed at the same time that the number of days for which you will be entitled to provide services in 1.4 above are reviewed, and Annexure A shall be updated accordingly.

5.	NON-SOLICITATION

5.1.	You hereby undertake that neither you nor any company, close corporation, firm, undertaking or concern in which you are directly or indirectly interested or employed, will for a period of 24 (twenty four) months after the termination of your employment with the Company for any reason and whether for reward or not, directly or indirectly:

5.1.1.	encourage or entice or incite or persuade or induce any employee of the Group, who is employed by the Group as at the date your employment with the Company terminates, to terminate his or her employment by it; or

5.1.2.	furnish any information or advice to any employee to whom clause 5.1.1 applies or to any prospective employer of such employee or use any other means which is directly or indirectly designed, or in the ordinary course of events calculated, to result in any such employee terminating his or her employment by the Group and/or becoming employed by or directly or indirectly in any way interested in or associated with any other company, close corporation, firm, undertaking or concern.

6.	INVENTIONS, DISCOVERIES AND COPYRIGHT

6.1.	Any discovery or invention or secret process or improvement in procedure made or discovered by you in the course and scope of your employment by the Company, in connection with or in any way affecting or relating to the business of the Group or capable of being used or adapted for use by the Group or in connection with their businesses shall be disclosed to the Company and shall belong to and be the absolute property of the Company or any other company or entity nominated by it.

6.2.	You shall, if and when required by the Company, apply or join with the Company at its expense in applying for Letters Patent or other equivalent protection in the Republic of South Africa or in any other part of the world for such discovery, invention, process or improvement and shall at the Company’s expense execute all instruments and do all things necessary for vesting the said Letters Patent or other equivalent protection in the name of the Company as sole beneficial owner or in the name of such other person as the Company may nominate.

6.3.	Insofar as may be necessary, you assign to the Company the copyright in all present and future works eligible for copyright of which you may be the author, which works were or are created, compiled, devised or brought into being during the course and scope of your employment with the Company. No consideration will be paid by the Company to you in respect of this assignment.

6.4.	All reports, manuals, budgets, indices, research papers, letters or other similar documents (the nature of which is not limited by the specific reference to the aforegoing items and which include electronic versions thereof) which are created, compiled or devised or brought into being by you or come into your possession during the course and scope of your employment, and all copies thereof, shall be the property of the Company. Upon the date of termination of your employment, or earlier if required by the Company, such documents and all copies shall be returned to the Company.

6.5.	On termination of this agreement, you shall deliver to the Company all property in your possession or under your control belonging to the Group.

7.	NOTICE OF TERMINATION

7.1.	Your employment shall continue for an indefinite period subject to you being able to terminate the employment relationship by furnishing the Board with 6 (six) calendar months written notice or the Board furnishing you with 6 (six) calendar months written notice thereof. The Company may elect to pay you in lieu of notice. The aforegoing shall not derogate from the entitlement of either party to terminate this agreement summarily on grounds permitted in law.

7.2.	Your employment contemplated herein shall terminate ipso facto upon you reaching the retirement age of 60 (sixty) years.

8.	CHANGE OF CONTROL

8.1.

Notwithstanding clause 7, if, at any time before the termination of your employment pursuant to this agreement a change of control of GFL shall occur and your employment pursuant to this agreement is terminated by the Company, directly or constructively, within 12 (twelve) months of the effective date of such change of control, you shall be entitled to a lump sum compensatory payment equal to twice your then annual Remuneration Package, plus the average of the incentive bonuses paid by the Company to you during the previous 2 (two) completed financial years, together with any other payments and/or benefits then due and payable in terms of this agreement. The agreed amounts referred to in the preceding sentence shall cover any compensation or damages you may be entitled to in terms of the Labour Relations Act, 1995, the Basic Conditions of Employment Act, 1997, and any other law (including common law) governing employment or the termination of employment. You shall be entitled for a period of 2 (two) years after the date of termination of your employment, subject to the relevant rules of the GF Management Incentive Scheme then in force, to retain and to exercise all share options allocated to you in terms of that Scheme including those which may not have vested at the date of such termination. Entitlements to Awards and Allocations in terms of The Gold Fields Limited 2005 Share Plan shall be accelerated and on the date of such termination of employment you shall be Settled with the full number of SARS and PVRS previously Allocated and Awarded to you in accordance with the provisions of that Plan and, in the case of SARS, you shall have, subject to the relevant rules of that Plan then in force, a period of 1 (one) year after the date of termination of your employment, to retain and to exercise all SARS Allocated to you in terms of that Plan. You shall furthermore be entitled to receive the Bonus Incentive earned in terms of clause 3 notwithstanding that the financial year concerned may not have been concluded on the basis that the bonus targets shall be deemed to have been achieved.

8.2.	For the purposes of this clause 8, a change of control of GFL shall mean a transaction or series of transactions, whereby directly or indirectly, any company, person or other entity and its concert parties (as envisaged, from time to time, in the Securities Regulation Code on Take-Overs and Mergers) comes to beneficially hold in aggregate more than 30% (thirty per cent) of the ordinary issued share capital of GFL.

8.3.	In the event of the consummation of an acquisition, merger, consolidation, scheme of arrangement or other re-organisation, whether or not there is a change of control, and your services are terminated by the Company, directly or constructively, within 12 (twelve) months of the effective date of such consummation, the provisions of 8.1 shall apply.

8.4.	You shall not be entitled to the benefits set out in 8.1 should your services be terminated as the result of your dismissal on the grounds of proven fraud, theft, misappropriation of property or funds, or a related disciplinary offence involving gross dishonesty.

9.	DIRECTORS’ AND OFFICERS’ INSURANCE

The Company hereby indemnifies you to the full extent permitted by the provisions of applicable legislation and in addition undertakes to take out and maintain at its cost and for your benefit, such standard Directors’ and Officers’ Insurance as may be recommended by the Company’s insurance brokers, from time to time, and for such reasonable level of cover having regard to all the circumstances as may be determined by the Board, from time to time.

10.	TAXATION

None of the provisions of this agreement shall impose any obligation on the Company to make any tax payment in your favour and you shall be required to bear and pay all monies for which you may be liable in respect of income tax or any other tax in any jurisdiction.

11.	APPLICABLE LAWS AND DISPUTE RESOLUTION

11.1.	This agreement will be interpreted and applied in accordance with the laws of the Republic of South Africa.

11.2.	Any dispute between the parties in regard to any matter arising from this agreement and your employment relationship with the Company, shall first be referred to the Compensation Committee for resolution, failing which it shall be referred to a sub-committee of the Board comprising the majority of the Non-executive members of the Board. Should such body not be able to resolve the dispute, the dispute shall be finally resolved by arbitration conducted in accordance with the appropriate rules of the Arbitration Foundation of South Africa, by an arbitrator agreed to between the parties or, failing such agreement, appointment by that Foundation.

12.	DOMICILIUM CITANDI ET EXECUTANDI

The parties choose as their domicilium citandi et executandi for all purposes under this agreement the following addresses:

12.1.	The Company:

9 Columbus Centre

Pelican Drive

Road Town

Tortola

BRITISH VIRGIN ISLANDS

12.2.	Mr NJ Holland

9 Southbend Avenue

Northcliff

2195

13.	GENERAL

13.1.	In the event that your services are terminated for any reason whatsoever, the Company may deduct all amounts owing to the Company from any amounts due to you by the Company on the date your employment terminates.

13.2.	Subject to 1.2, this agreement, read with any applicable written policies, procedures, regulations or the like of the Company, including the South African Employer’s Corporate Office Staff Booklet, constitutes the whole agreement between the parties in respect of your employment by the Company. In the event of any conflict between such written policies, procedures, regulations or the like and this agreement, the terms of this agreement shall prevail.

13.3.	No relaxation or indulgence which the Company may show to you shall in any way prejudice or be deemed to be a waiver of its rights under this agreement.

13.4.	The parties record that the provisions of this agreement correctly reflect their intentions.

14.	RESIGNATION

On the date your employment with the Company terminates, you shall ipso facto be deemed on that date to have resigned as a director or officer of the Company and/or any other company or body in which you hold office by virtue of your employment by the Company, in which event you hereby irrevocably appoint the then secretary of the Company as your agent in rem suam to sign all such documents and to do all such acts as may be necessary to effect and implement such resignations.

For and on behalf of GOLD FIELDS GHANA HOLDINGS (BVI) LIMITED	I hereby accept the terms and conditions of employment as set out in this letter of appointment.

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Mr NJ Holland

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ANNEXURE A

Mr NJ Holland

This Annexure is to be read in conjunction with the specified clauses in the Letter of Appointment.

This Annexure is to be updated effective 1 January each year, and at any other time when the applicable details are reviewed.

This Annexure is effective 1 March 2007.

1.	In terms of Clause 1.3, the Executive shall perform services to the Company for 45 working days for the period 1 January 2007 to 31 December 2007.

2.	In terms of Clause 3.1, the Remuneration Package is US$15,000 with effect from 1 March 2007.

3.	In terms of Clause 4.1, the Offshore Leave Entitlement is calculated as 5 / 227 * 24 = 0.48 days, where:

5	represents the annual number of contracted working days

227	represents the number of working days in the period 1 January 2007 to 31 December 2007

24	represents the total leave entitlement for a full calendar year, inclusive of all leave entitlements arising out of your contracts with the South African Employer and the Offshore Companies.

Annual leave shall accrue on a monthly basis at the rate of 0.04 working days per month.

4.	The Executive shall be entitled to work on non-working days (eg weekends), which days shall count towards his contracted total days.

For and on behalf of GOLD FIELDS GHANA HOLDINGS (BVI) LIMITED	I hereby accept the terms of this Annexure A, effective 1 March 2007.

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Mr NJ Holland

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ANNEXURE A

Mr NJ Holland

This Annexure is to be read in conjunction with the specified clauses in the Letter of Appointment.

This Annexure is to be updated effective 1 January each year, and at any other time when the applicable details are reviewed.

This Annexure is effective 1 August 2007.

1.	In terms of Clause 1.3, the Executive shall perform services to the Company for 5 working days for the period 1 January 2007 to 31 December 2007.

2.	In terms of Clause 3.1, the Remuneration Package is US$18,000 with effect from 1 August 2007.

3.	In terms of Clause 4.1, the Offshore Leave Entitlement is calculated as 5/227 * 24 = 0.48 days, where:

5	represents the annual number of contracted working days

227	represents the number of working days in the period 1 January 2007 to 31 December 2007

24	represents the total leave entitlement for a full calendar year, inclusive of all leave entitlements arising out of your contracts with the South African Employer and the Offshore Companies.

Annual leave shall accrue on a monthly basis at the rate of 0.04 working days per month.

4.	The Executive shall be entitled to work on non-working days (eg weekends), which days shall count towards his contracted total days.

For and on behalf of GOLD FIELDS GHANA HOLDINGS (BVI) LIMITED	I hereby accept the terms of this Annexure A, effective 1 August 2007.

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Mr NJ Holland

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